SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

RESULTS OF 2007

Curitiba, Brazil, March 17, 2008 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits and distributes power to the State of Paraná, announces its results of 2007. All figures included in this report are in Reais and were prepared in accordance with Brazilian GAAP (corporate law method).

HIGHLIGHTS
  COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor, UEG Araucária and Centrais Eólicas do Paraná (companies in which Copel retains a majority stake).

  Net operating revenues for 2007: R$ 5,422 million – an increase of 10.9% compared to 2006. In the 4Q07, net operating revenues were R$ 1,434 million.

  Operating income for 2007: R$ 1,629 million. In the 4Q07, operating income was R$ 437 million.

  Net income year-to-date: R$ 1,107 million (R$ 4.04 per share). Net income in the 4Q07 alone was R$ 312 million (R$1.14 per share).

  EBITDA (earnings before interest, taxes, depreciation and amortization): R$2,029 million in 2007. In the 4Q07, EBITDA was R$ 518 million.

  Return on net equity: 15.3%.

  Total power consumption billed by COPEL in 2007 rose 6.8% over the figure for the same period last year.

  During the 2007, COPEL’s shares appreciated at the following rates:

CPLE3 (common/Bovespa) = 37.2%
CPLE6 (preferred B/Bovespa) = 7.2%
ELP (ADR/NYSE) = 29.5%
XCOP (preferred B/Latibex) = 18.3%

Investor Relations – COPEL
ri@copel.com
www.copel.com/ri

Companhia Paranaense de Energia – COPEL
2007 Earnings Release

1. MAIN EVENTS

Dividends and Interest on Capital: A proposed distribution of R$ 200 million as interest on capital and of R$ 67,8 million as dividends, amounting to R$ 267,8 million for 2007, will be submitted to the General Shareholders' Meeting, which will take place in April 2008.

Power Consumption by Customer Category: Total power consumption billed by COPEL grew 6.8% in 2007. The following variations were recorded in the consumption of the Company’s main customer categories: residential 6.6%; commercial 9.2%; industrial (captive and free customers), 7.5%; and rural 6.3% .

The following charts feature the monthly power consumption billed by COPEL from 2005 to 2007:

COPEL Transmission’s Split off: In compliance with the power sector legislation and with Authorization Resolution 1.120/07, on December 1, 2007, COPEL Transmission was split; the assets rated 69 kV and 138 kV were transferred to COPEL Distribution, and the assets rated 230 kV or higher were transferred to COPEL Geração, whose name was changed to COPEL Geração e Transmissão S.A.

COPEL Corporate Partnership’s Split off: On November 27, 2007, COPEL Corporate Partnerships, aiming to simplify its shareholding structure and to cut costs, requested ANEEL authorization to transfer its assets and liabilities in connection with power generation and transmission consortia to COPEL Geração e Transmissão and all other interests to the COPEL holding company. The split is still under review by ANEEL, which has indicated it is in favor of this operation, through Letter no. 1,940/2007-SFF/ANEEL.

CSI – Bovespa’s Corporate Sustainability Index: COPEL continues to be part of Bovespa's Corporate Sustainability Index (CSI). The new portfolio was launched on December 1, 2007, and will be in effect for one year.

Acquisition of Sanedo's Shares of Dominó Holdings: On January 14, 2008, COPEL acquired Sanedo’s interest in Dominó Holdings S.A., which corresponded to 30% of its stock, for R$ 110 million. COPEL now holds a 45% stake in Dominó Holdings, which, in turn, holds 34.7% of the voting stock of Sanepar (the Sanitation Company of Paraná).

Top of Mind Award: COPEL won the Top of Mind Award for the seventh consecutive time and also won two other special awards. These awards are sponsored by the Amanhã Magazine and by Instituto Bonilha and highlight the brands and services most remembered by the people of State of Paraná since 1995.

International Praise: COPEL was praised by Morley Fund Management, one of the largest investment funds managers in the world, for being a member of the United Nations’ Global Compact, which attests to the Company’s serious commitment to corporate responsibility practices.

Largest and Leading Companies: COPEL is among the largest companies in Southern Brazil, according to a survey conducted by Amanhã Magazine and PriceWaterhouseCoopers. Companies were ranked according to a weighted average of their shareholders' equity, their gross revenues and their net results.

COPEL is honored by Bovespa: The main indicator of the Brazilian stock market's “temperature”, the Bovespa (São Paulo Stock Exchange) Index, has just reached its 40-year anniversary. To celebrate this date, all 58 companies which are part of the index, including COPEL, were honored during the January 30 trading session. COPEL’s shares, which are traded at Bovespa since April 1994, became part of the Ibovespa in September 1999.

2. HUMAN RESOURCES

COPEL closed 2007 with a total of 8,347 employees, distributed as indicated below among the Company’s wholly-owned subsidiaries:
        COPEL Geração e Transmissão = 1,510 employees
        COPEL Distribuição = 6,476 employees
        COPEL Telecomunicações = 332 employees
        COPEL Participações = 29 employees

By the end of 2007, COPEL had a customer-to-employee ratio of 531:1 at the Distribuição subsidiary.

Compagas, Elejor and UEG Araucária, companies in which COPEL is a majority shareholder, had 85, 6 and 3 employees, respectively.

3. OPERATING PERFORMANCE

Energy Consumption:

Total energy consumption billed by COPEL (the captive market, the supply to distributors in the State of Paraná served by COPEL Distribuição, plus the free customers served by COPEL Geração e Transmissão) totaled 20,458 GWh in 2007, an increase of 6.8% over the prior year.

This performance was chiefly due to the following factors:
(i) the higher average temperatures in 2007 in relation to the previous year;
(ii) the growth in average income levels due to the higher minimum wage and greater availability of credit (drop in interest rates) and their effects on the residential and commercial segments;
(iii) the improvement in the industrial market driven by the recovery in crop output and higher exports in some sectors; and (iv) the creation of 122,000 new formal jobs in the State of Paraná, resulting in a 6,6% increase in the total number of formal jobs in relation to yearend 2006 (the best result in Brazil’s South Region).

Residential consumption, which accounts for 25.7% of Copel’s market, rose by 6.6% in 2007, posting its best performance of the past ten years. Average consumption per residential customer was 157.9 kWh/month, 3.6% higher than reported in the previous year and the highest level since the electricity rationing in 2001.

Consumption by the industrial segment, including all free customers supplied by COPEL Geração e Transmissão, accounted for 38.7% of Copel’s market, up by 7.5% over 2006. The industrial captive market grew 4.3%, while the free market expanded by 24.0% . This result confirms the better performance of the economy of the State of Paraná, which reflects the combination of positive results in the agribusiness, industrial and service sectors. State exports grew by 23.3%, led by soybean, corn, car and poultry sales.

The commercial segment, which accounted for 18.6% of COPEL’s market, registered the best performance among consumption classes, growing by 9.2% . The commercial segment has benefited from higher levels of available income and has been expanding the number of units with high consumption profiles, such as supermarkets and shopping malls.

The rural segment posted growth in electricity consumption of 6.3% in 2007, accounting for 7.6% of COPEL’s billed supply. This level of growth reflects the recovery in farming activities, as shown by soybean and corn production, which according to the Brazilian Institute of Geography and Statistics (IBGE), places the State of Paraná as Brazil’s largest in 2007.

Consumption per Segment

							GWh
Segment	4Q07	3Q07	4Q06	% Var.	2007	2006	% Var.
	(1)	(2)	(3)	(1 / 2)	(4)	(5)	(4 / 5)
Residential	1,316	1,270	1,243	3.6%	5,143	4,826	6.6%
Industrial	1,618	1,622	1,519	-0.2%	6,278	6,021	4.3%
Commercial	956	891	877	7.3%	3,721	3,407	9.2%
Rural	390	353	354	10.5%	1,522	1,431	6.3%
Other	473	462	459	2.4%	1,858	1,826	1.8%
Total Captive Customers	4,753	4,598	4,452	3.4%	18,522	17,511	5.8%
Free Customers – Copel Geração e
Transmissão	406	348	260	16.7%	1,462	1,179	24.0%
Total Supply to Final Customers	5,159	4,946	4,712	4.3%	19,984	18,690	6.9%
Wholesale – State of Paraná	120	120	116	0.0%	474	458	3.5%
TOTAL	5,279	5,066	4,828	4.2%	20,458	19,148	6.8%

COPEL Distribution’s Grid Market:

COPEL Distribuição grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area in the State of Paraná, increased by 5.9% in 2007.

							GWh
Market	4Q07	3Q07	4Q06	% Var.	2007	2006	% Var.
	(1)	(2)	(3)	(1 / 2)	(4)	(5)	(4 / 5)
Grid Market (TUSD)	5,769	5,539	5,331	4.2%	22,255	21,012	5.9%

4. FINANCIAL PERFORMANCE

The results presented for the years 2006 and 2007 were affected by the following factors:

1st – Reversion pertaining to the natural gas contract, which caused a positive net effect of R$ 416.4 million on net income in 2006;

2nd – Reversion pertaining Cofins on the sale of electric power from June 1999 to June 2001, which had a positive impact of R$130.4 million on net income for 2006.

3rd - Reversion pertaining to the agreement on power acquired from CIEN that caused a positive net income of R$ 60.4 million on net result in 2007;

4th - Reversion of the Pasep and Cofins provision calculated on the Petrobras contract, which caused a positive net income effect of R$ 19.7 million on net income for 2007; and

5th - Provision pertaining to the non-collection of Cofins on the sale of electric power from June 1999 through June 2001, which had a negative net income effect of R$112.5 million on net income in 2007.

Main reversions and provisions

		R$ million
	2006	2007
1st Reversion – natural gas contract	416.4	-
2nd Reversion – Cofins	130.4	-
3rd Reversion – Cien	-	60.4
4th Reversion – Pasep/Cofins	-	19.7
5th Provision – Cofins	-	(112.5)
Net income effect	546.8	(32.4)

Revenues

In 2007, net operating revenues stood at R$5,422.1 million, an amount 10.9% higher than the R$ 4,888.6 million registered in 2006.

This increase was chiefly due to the following facts:

(i) an increase of 7.4% in retail revenue due to growth in the total market (6.8% in 2007), in addition to tariff adjustments in June 2006 and June 2007.

(ii) a 5.9% increase in energy supply revenue from January 2007, due to new sales contracts at the second existing energy auction (81 MW average for 2007-2014) and to the readjustment of current contracts and revenue from energy provided by UEG Araucária, in the amount of R$ 85.6 million, offset by the decline in the electric power available in the Electric Power Trade Chamber (CCEE);

(iii) a 2.8% increase in revenue from grid availability chiefly due to Copel’s distribution grid (TUSD);

(iv) an increase of 10.1% in telecommunications revenue, due to service to new clients as well as to increased volume of services provided to existing clients;

(v) a 7.5% increase in gas sale revenue stemming from the expansion of third-party gas distribution operations and to the tariff readjustment in the period; and

(vi) a 193.4% increase in other operating revenue due, mainly, to revenue from the leasing of UEG Araucária to Petrobras, in the amount of R$ 79.1 million, and to revenues from the provision of operation and maintenance (O&M) services, in the amount of R$ 26.1 million.

Gross Revenue

	R$ ‘000
	4Q07	3Q07	4Q06	Var. %	2007	2006	Var. %
	(1)	(2)	(3)	(1 / 2)	(4)	(5)	(4 / 5)
Residential	-541,502	467,752	-573,387	-215.8%	876,287	847,444	3.4%
Industrial	-436,284	506,207	-412,077	-186.2%	985,685	874,809	12.7%
Commercial	-353,955	299,930	-347,931	-218.0%	570,418	524,875	8.7%
Rural	-69,657	56,921	-74,657	-222.4%	113,720	109,057	4.3%
Other segments	-127,851	112,253	-134,920	-213.9%	207,675	202,296	2.7%
Net charges' installment readjustment	-6,105	-	-	-	-6,105	-	-
Electricity sales to final customers	-1,535,354	1,443,063	-1,542,972	-206.4%	2,747,680	2,558,481	7.4%
Electricity sales to distributors	327,607	352,869	355,078	-7.2%	1,367,595	1,290,976	5.9%
Use of transmission grid	3,103,783	75,834	3,002,373	3992.9%	3,316,963	3,225,414	2.8%
Telecom revenues	17,309	16,754	19,042	3.3%	63,893	58,054	10.1%
Piped gas distribution	59,499	65,408	62,132	-9.0%	244,080	227,081	7.5%
Other	70,415	76,602	15,359	-8.1%	179,883	61,320	193.4%
Gross Operating Revenues	2,043,259	2,030,530	1,911,012	0.6%	7,920,094	7,421,326	6.7%

The “electricity sales to final customers” registered in the 4Q07 and 4Q06 was negative due to the Copel’s distribution grid tariff (TUSD) reclassification, to the account “use of transmission grid”.

Deductions from Operating Revenues

The following table shows the legal deductions from COPEL’s operating revenues:

	R$ ‘000
Revenue deductions	4Q07	3Q07	4Q06	Var. %	2007	2006	Var. %
	(1)	(2)	(3)	(1 / 2)	(4)	(5)	(4 / 5)
ICMS	390,781	377,001	358,728	3.7%	1,507,882	1,428,729	5.5%
PASEP/COFINS	122,519	129,314	128,951	-5.3%	506,442	547,314	-7.5%
RGR	16,210	16,210	15,623	0.0%	61,105	57,927	5.5%
CDE	47,229	45,306	46,042	4.2%	184,294	165,676	11.2%
CCC	17,596	33,370	89,039	-47.3%	179,071	278,052	-35.6%
P&D and PEE	14,135	14,223	10,581	-0.6%	56,347	52,265	7.8%
Other	871	1,062	482	-18.0%	2,827	2,748	2.9%
TOTAL	609,341	616,486	649,446	-1.2%	2,497,968	2,532,711	-1.4%

Net Operating Revenue

	R$ ‘000
	4Q07	3Q07	4Q06	Var. %	2007	2006	Var. %
	(1)	(2)	(3)	(1 / 2)	(4)	(5)	(4 / 5)
Net Operating Revenue	1,433,918	1,414,044	1,261,566	1.4%	5,422,126	4,888,615	10.9%

Operating Costs and Expenses

In 2007, total operating costs and expenses were R$ 3,814.8 million, 16.1% higher than the R$ 3.285,2 million registered in 2006. The highlights were:

0.7% decline in energy purchased for resale especially due to the agreement established with CIEN, reducing contracted energy from 400 average MW to 175 average MW in 2007. Due to this agreement, charges related to previous quarters were also canceled, which represented a reversal of R$ 100.9 million occurred in the 1Q07. The main amounts booked in this account were: R$ 385.4 million from ITAIPU, R$ 111.2 million from CIEN, R$ 98.2 million from Itiquira and R$ 845.1 million from the energy auction and R$142.7 million from other sources. In addition, R$ 52.3 million was booked as passive CVA.

A total of R$ 514.5 million in the “use of transmission grid”, chiefly due to the decline in CVA booked in the period.

The personnel line came to R$ 649.7 million in 2007, 1.2 % higher than the figure registered last year. This increase was basically due to the salary readjustment of 3.5% applied in October 2006 and 5.5% applied as of October 2007.

The variation in the “pension plan and other benefits” category reflects the appropriation, in June 2007, of the value defined in the actuarial report for 2007, which registered a surplus for 2007. Pension plan and other benefits are estimated at R$14.0 million for 2008, according to the actuarial criteria of CVM Resolution 371/2000.

Material costs declined by 6.8% relative to 2006, reflecting mainly, a decrease in material purchases for the electric system.

Raw material and supply for electric power production” reflects fuel and other supplies acquired from third parties. The surplus recorded in 2007 reflects the booking of the reversal, in the amount of R$29.9 million, related to Pasep and Cofins incurred on the natural gas amounts traded with Petrobras. In 2006, a sum of R$ 298.1 million was reverted due to the agreement between Copel, Petrobras and Compagas pertaining to natural gas for UEG Araucária.

The line “natural gas and supply for the gas business” refers to the natural gas acquired by Compagas from Petrobras. The 25.3% decline resulted mainly, from the decline in the purchase of gas by Compagas and the effects of the drop in the U.S. dollar.

The 6.2% rise in “third-party services” was mainly due to higher grid and electric power system maintenance expenses.

The 13.3% increase in “depreciation and amortization” was due to the entry of new fixed assets in use (the Fundão Hydroelectric Plant and distribution assets) and by the UEG Araucária merger, the consolidation of which began in June 2006.

In 2007, the “provisions and reversals” line was mainly composed of the Cofins provision (R$171.6 million), provisions for tax contingencies (R$36.6 million) and labor provisions (R$14.4 million).

The 24.7% increase in “expenses recoverable” was largely due to the recovery of charges related to the use of the transmission grid and higher recovery of material for the electric system.

The 26.4% increase in “other operating expenses” was mainly due to the increase in financial compensation for the use of water resources and concession charges – Aneel grant.

Breakdown of Operating Costs and Expenses

							R$ ‘000
Operating Expenses	4Q07	3Q07	4Q06	% Var.	2007	2006	% Var.
	(1)	(2)	(3)	(1 / 2)	(4)	(5)	(4 / 5)
Energy purchased for resale	387,822	383,899	377,458	1.0%	1,429,417	1,439,744	-0.7%
Use of transmission grid	98,415	113,048	125,634	-12.9%	514,450	534,780	-3.8%
Personnel	238,996	136,244	235,608	75.4%	649,717	641,885	1.2%
Pension plan and other benefits	-21,281	18,608	19,239	-214.4%	-13,851	73,010	-119.0%
Material	16,037	14,006	18,419	14.5%	63,218	67,858	-6.8%
Raw material and supply for electric power production	7,774	-23,128	4,112	-133.6%	-8,954	-280,579	-96.8%
Natural gas purchase for resale	30,493	35,815	63,282	-14.9%	132,726	177,702	-25.3%
Third-party services	76,080	58,386	62,599	30.3%	240,942	226,779	6.2%
Depreciation and amortization	105,714	106,496	97,537	-0.7%	422,049	372,395	13.3%
Expenses recoverable	-17,658	-11,628	-9,676	51.9%	-53,196	-42,644	24.7%
Provisions and reversals	34,814	207,117	-186,266	-83.2%	242,435	-80,668	-400.5%
Other operating expenses	64,285	40,417	43,462	59.1%	195,893	154,960	26.4%
TOTAL	1,021,491	1,079,280	851,408	-5.4%	3,814,846	3,285,222	16.1%

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 2,029.3 million in 2007, 2.7% higher than the figure presented last year (R$ 1,975.8 million). In 4Q07 alone, EBITDA was R$ 518.1 million.

Financial Result

Financial revenue in 2007 stood at R$ 396.0 million composed mainly by financial investments (R$ 144.4 million), interest and monetary variation on the transfer of CRC to the State of Paraná (R$167.5 million) and arrears on electricity bills (R$46.5 million). The decline relative to 2006 is mainly due to the booking in the present year of two non-recurring events: a discount in the debt renegotiation with Petrobras regarding gas for UEG Araucária (R$ 283.2 million) and gains from derivative operations (R$ 22.4 million).

Financial expenses totaled R$375.8 million in the period, 23.2% down on the previous year. This result mainly reflects the appreciation of the real of 20.7% against the U.S. dollar and the booking, in 2006, of contractual charges due to the Copel Foundation (R$54.7 milllion), which were no longer booked as of 2007 due to changes in criteria.

Equity Investment

The result recorded in 2007 was due to the booking of equity income, dividends and interest on equity from associated and subsidiary companies, in the amount of R$8.8 million, added to interests in other companies, in the amount of R$0.7 million, offset by goodwill amortization of R$7.9 million.

Operating Result

For 2007, COPEL’s operating result was R$ 1,629.1 million.

Non-operating Income

This period’s non-operating income reflects basically the net effect of the disposal of property and rights from the permanent assets and the disposal of studies and projects.

Net Income

In 2007, COPEL’s net income was R$ 1,106.6 million, equal to R$ 4.04 per share. Net income for just the 4Q07 was R$ 312.2 million (R$1,14 per share).

Assets

As of December 31, 2007, COPEL’s total assets came to R$ 12,360.0 million, an amount 3.6% higher than the figure at the end of 2006.

COPEL’s 2007 investments (considering only the fully owned subsidiaries) totaled R$ 515.2 million, with R$ 28.3 million in power-generating projects, R$ 74.2 million in transmission projects, R$ 380.1 million in distribution works, R$ 31.6 million in telecommunications and R$ 1 million in partnerships.

Compagas, Elejor and UEG Araucária (whose balance sheet is consolidated with COPEL’s) invested R$ 13.8 million, R$ 0.5 million and R$ 0.9 million, respectively, during the period.

Liabilities and Shareholders’ Equity

COPEL’s consolidated debt at the end of 2007 was R$ 2,102.5 million, representing a debt/equity ratio of 29.1% . Excluding Elejor’s and Compagas’ debts, debt/equity ratio would be 23.6% .

Copel took out a loan from Banco do Brasil aiming to pay existing debts. Five new operations with 7-year maturity had been contracted until the end of the December 2007, in the amount of R$ 330 million, being one in the amount of R$ 231 million at 106.2% p.y. of the CDI, and the other in the amount of R$ 99 million at 106.5% p.y. of the CDI.

COPEL’s shareholders’ equity came to R$ 7,236.2 million, 13.5% higher than at the end of 2006, equivalent to R$ 26.44 per share.

Debt Profile

			R$ ‘000
Foreign Currency	Short Term	Long Term	Total
IDB	18,808	43,898	62,706
National Treasury	7,602	70,432	78,034
Eletrobras	5	33	38
Banco do Brasil S.A.	4,083	3,919	8,002
Total	30,498	118,282	148,780

Local Currency	Short Term	Long Term	Total
Eletrobras – COPEL	43,096	272,798	315,894
Eletrobras – Elejor	0	94,709	94,709
BNDES – Compagas	6,328	19,029	25,357
Debentures – COPEL	168,599	733,360	901,959
Debentures – Elejor	3,228	269,314	272,542
Banco do Brasil S.A. and other	12,762	330,450	343,212
Total	234,013	1,719,660	1,953,673

TOTAL	264,511	1,837,942	2,102,453

Account for Compensation of Portion A – CVA

The account for compensation of Portion A allows distribution companies to offset, between their annual rate reviews, variations in the cost of certain items listed in their concession agreements.

The CVA variation updated by the SELIC from January to December 2007 is demonstrated in the following table:

Portion A Memorandum Account - CVA

						R$ ‘000
CVA	Balance	Deferral	Amortization	Monetary	Transf.	Balance
	12/31/06			restatement		12/31/07
Asset
Purchased Energy (Itaipu)	28,428	55,854	(42,541)	5,166	-	46,907
Transport of Purchased Energy	2,195	497	(2,557)	150	-	285
Use of Transmission Grid Charges	10,699	8,096	(11,009)	362	-	8,148
Energy Development Account – CDE	15,947	11,150	(18,607)	1,479	-	9,969
Electric Power Services Fee – ESS	10,441	7,611	(11,309)	1,083	-	7,826
Fuel Consumption Account – CCC	17,481	15,166	(20,678)	1,218	-	13,187
Proinfa	9,069	7,860	(11,143)	984	-	6,770
Purchased Energy (CVA)	8,061	-	(8,061)	-	-	-
TOTAL	102,321	106,234	(125,905)	10,442	-	93,092
Liabilities
Energy Purchased for Resale	134,199	61,325	(118,608)	10,261	-	87,177
CCC	18,394	49,310	(36,119)	4,271	-	35,856
Use of Transmission Grid Charges	9,154	50,413	(32,580)	7,188	-	34,175
Transport of Purchased Energy	804	1,251	(1,059)	118	-	1,114
Electric Power Services Fee – ESS	-	7,193	-	251	-	7,444
TOTAL	162,551	169,492	(188,366)	22,089	-	165,766

6. ADDITIONAL INFORMATION

Main Operational and Financial Indicators

December 31, 2007

Generation
COPEL Geração power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds interest	06 (04 hydro, 1 thermal e 1 wind power)
Total installed capacity of COPEL Geração	4.550 MW
Installed capacity of COPEL's Corporate Partnerships (1)	602 MW
Automated and remote-controlled power plants of COPEL Geração	12
Automated and remote-controlled power plants of
COPEL's corporate partnerships	03
Step-up substations of COPEL Geração	11
Automated and remote-controlled step-up substations	10

Transmission
Transmission lines	7,352 km
Number of substations	133 (100% automated)
Installed substation capacity	16,702 MVA

Distribution
Distribution lines	171,524 km
Number of substations	236
Number of automated substations	209
Installed capacity in 34.5kV substations	1,624 MVA
Number of localities served	1,116
Number of municipalities served	393
Number of customers	3,437,061
DEC (outage duration per customer, in hours and hundredths of an hour)	14.67
FEC (outage frequency per customer)	13.27 times

Telecommunication
Optical cable – main ring	5,054 km
Self sustained optical cable	5,571 km
Number of cities served	181
Number of customers	504

Administration
Number of employees (wholly-owned subsidiaries)	8,347
Customer per distribution employee	531

Financial
Book Value (per 1,000 shares)	R$ 26.44
EBITDA	R$ 2,029 million
Liquidity (Current Ratio)	1.74

(1) proportional to the capital stake.

Average Energy Purchase Tariffs

					R$/MWh
Tariff	Dec/07	Sep/07	Var. %	Dec/06	Var. %
	(1)	(2)	(1 / 2)	(3)	(1 / 3)
Auction – CCEAR 2005-2012	63.81	63.79	0.0%	61.84	3.2%
Auction – CCEAR 2006-2013	74.45	74.66	-0.3%	72.41	2.8%
Auction – CCEAR 2007-2014	84.42	82.26	2.6%	-	-
Auction – CCEAR 2007-2014 (A-1)	104.75	104.73	0.0%	-	-
CIEN	84.54	84.54	0.0%	70.85	19.3%
Itaipu (Transport tariff included - Furnas)	88.27	91.73	-3.8%	84.46	4.5%

Retail Tariffs

					R$/MWh
Tariff	Dec/07	Sep/07	Var. %	Dec/06	Var. %
	(1)	(2)	(1 / 2)	(3)	(1 / 3)
Residential (a)	252.00	251.99	0.0%	257.09	-2.0%
Industrial (not considering free customers) (b)	177.71	187.35	-5.1%	187.60	-5.3%
Commercial	222.21	226.22	-1.8%	227.52	-2.3%
Rural	148.99	149.03	0.0%	151.73	-1.8%
Other	170.98	173.97	-1.7%	174.23	-1.9%
TOTAL	204.14	208.71	-2.2%	210.78	-3.2%

Without ICMS
a)	Tariff recalculated including the subsidy for low-income paid by the Federal Government
b)	Tariff recalculated excluding products used by the system relating to energy billed to free consumers

Energy Supply Tariffs

					R$/MWh
Tariff	Dec/07	Sep/07	Var. %	Dec/06	Var. %
	(1)	(2)	(1 / 2)	(3)	(1 / 3)
Wholesale Concessionaires – State of Paraná	123.97	122.59	1.1%	86.19	43.8%
Auction – CCEAR 2005-2012	63.91	63.61	0.5%	61.76	3.5%
Auction - CCEAR 2006-2013	75.11	74.66	0.6%	72.63	3.4%
Auction - CCEAR 2007-2014	83.99	83.36	0.8%	-	-

Energy Flow - COPEL Consolidated

			GWh
	2007	2006	Var.%
Own Generation	18,134	10,358	75.1%
Purchased energy	24,191	28,874	-16.2%
Itaipu	4,666	4,665	0.0%
Auction – CCEAR	13,053	11,332	15.2%
CIEN	1,533	3,504	-56.3%
MRE/CCEE	1,777	6,527	-72.8%
Other	3,162	2,846	11.1%
Total Available Power	42,325	39,232	7.9%
Energy Market	20,459	19,149	6.8%
Retail	18,523	17,512	5.8%
Concessionaires	474	458	3.5%
Free Customers	1,462	1,179	24.0%
Bilateral Agreements	3,945	4,287	-8.0%
Auction – CCEAR	11,940	11,174	6.9%
MRE/CCEE	2,927	1,814	61.4%
Losses and differences	3,055	2,809	8.8%
Basic network losses	958	762	25.7%
Distribution losses	1,958	1,841	6.4%
CG contract allocation	139	206	-32.5%

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG) Amounts subject to changes after settlement by CCEE

COPEL Geração

			GWh
Source	2007	2006	Var. %
Own Generation	18,134	10,358	75.1%
MRE/ CCEE	1,775	6,527	-72.8%
Other	840	934	-10.1%
Total Available Power	20,749	17,819	16.4%
Bilateral Agreements	3,945	4,287	-8.0%
CCEAR – Copel Distribuição	1,203	1,038	15.9%
CCEAR – Other Concessionaires	10,737	10,136	5.9%
Free Customers	1,462	1,179	24.0%
MRE/ CCEE	2,927	923	217.1%
Losses and differences	476	256	85.9%

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG) Amounts subject to changes after settlement by CCEE

COPEL Distribuição

Source	2007	2006	Var. %
Itaipu	4,666	4,665	0.0%
CCEAR – Copel Geração and Transmissão	1,203	1,038	15.9%
CCEAR – Other Wholesale	11,850	10,293	15.1%
CIEN	1,533	3,504	-56.3%
CCEE	1	-	-
Other	2,322	1,913	21.4%
Purchased Energy	21,575	21,413	0.8%
State Demand	18,997	17,969	5.7%
Retail	18,523	17,511	5.8%
Wholesale	474	458	3.5%
CCEE	-	891	-100.0%
Total Sold Energy	18,997	18,860	0.7%
Losses and differences	2,579	2,553	1.0%
Basic network losses	482	506	-4.7%
Distribution losses	1,958	1,841	6.4%
CG contract allocation	139	206	-32.5%

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG) Amounts subject to changes after settlement by CCEE

Shareholding Structure (as of 12/31/2007)

							Thousand of shares
Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85.029	58,6	-	-	14	0,0	85.042	31,1
BNDESPAR	38.299	26,4	-	-	27.282	21,3	65.581	24,0
ELETROBRÁS	1.531	1,1	-	-	-	-	1.531	0,6
Free Floating	19.613	13,5	126	31,5	100.812	78,6	120.550	44,0
BOVESPA	15.302	10,6	126	31,5	69.066	53,9	84.493	30,9
NYSE	4.311	3,0	-	-	31.658	24,7	35.969	13,1
LATIBEX	-	-	-	-	88	0,1	88	-
Other	560	0,4	273	68,5	119	0,1	951	0,3
TOTAL	145.031	100,0	398	100,0	128.226	100,0	273.655	100,0
________________________________________________________________________

7. FINANCIAL STATEMENTS

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Companhia de Capital Aberto - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS						Var.

	3/31/2007	6/30/2007	9/30/2007	12/31/2007	12/31/2006	2007/2006	Dec07/Sep/07
CURRENT
Cash in hand	1,063,337	1,109,425	1,367,430	1,540,871	1,468,716	4.9%	12.7%
Customers and distributors	1,054,328	1,130,729	1,097,214	1,089,694	1,064,802	2.3%	-0.7%
Allowance for doubtfull accounts	(81,948)	(96,693)	(109,871)	(71,592)	(111,261)	-35.7%	-34.8%
Third-parties services, net	14,599	9,520	10,721	8,750	13,399	-34.7%	-18.4%
Dividends receivable	1,997	1,645	1,458	2,767	2,019	37.0%	89.8%
Services in progress	25,563	42,888	46,456	51,343	20,038	156.2%	10.5%
CRC transferred to State Government	35,857	36,623	38,187	40,509	35,205	15.1%	6.1%
Taxes and social contributions paid in advance	251,186	190,486	189,231	155,599	235,084	-33.8%	-17.8%
Account for compensation of "Portion A"	69,432	84,272	70,068	67,614	90,048	-24.9%	-3.5%
Other Regulatory Assets	1,704	-	5,083	17,186	3,408	404.3%	238.1%
Bonds and linked deposits	105,821	113,104	141,626	145,161	103,853	39.8%	2.5%
Material and supplies	51,126	50,886	47,900	52,195	51,444	1.5%	9.0%
Other	47,980	37,893	53,375	62,313	36,878	69.0%	16.7%
	2,640,982	2,710,778	2,958,878	3,162,410	3,013,633	4.9%	6.9%

NON-CURRENT
Long-term assets
Customers and distributors	104,068	131,686	156,820	139,125	108,157	28.6%	-11.3%
Allowance for doubtfull accounts	-	-	-	(11,469)	-	-	-
Third party services	-	7,036	8,230	7,251	-	-	-11.9%
CRC transferred to State Government	1,159,858	1,156,847	1,181,190	1,209,853	1,158,898	4.4%	2.4%
Taxes and social contributions paid in advance	360,917	375,107	442,303	462,427	382,528	20.9%	4.5%
Account for compensation of "Portion A"	10,182	6,969	20,592	25,478	12,273	107.6%	23.7%
Other Regulatory Assets	-	-	23,320	5,729	-	-	-75.4%
Bonds and linked deposits	23,621	21,625	20,645	22,423	24,630	-9.0%	8.6%
Judicial Deposits	135,151	126,516	126,957	121,340	140,954	-13.9%	-4.4%
Other	11,740	10,198	10,217	8,450	11,909	-29.0%	-17.3%
	1,805,537	1,835,984	1,990,274	1,990,607	1,839,349	8.2%	0.0%

Investments	308,056	304,303	308,260	256,809	229,953	11.7%	-16.7%
Property, plant and equipment	6,686,920	6,684,889	6,706,141	6,832,379	6,711,686	1.8%	1.9%
Intangible assets	41,532	38,525	38,857	112,585	116,798	-3.6%	189.7%
Deferred	18,191	12,881	7,958	5,227	23,204	-77.5%	-34.3%

	8,860,236	8,876,582	9,051,490	9,197,607	8,920,990	3.1%	1.6%

TOTAL	11,501,218	11,587,360	12,010,368	12,360,017	11,934,623	3.6%	2.9%

LIABILITIES AND SHAREHOLDERS' EQUITY						Var.

	3/31/2007	6/30/2007	9/30/2007	12/31/2007	12/31/2006	2007/2006	Dec07/Sep/07

CURRENT
Loans and financing	85,497	92,780	83,863	92,684	90,152	2.8%	10.5%
Debentures	151,970	179,751	147,130	171,827	838,355	-79.5%	16.8%
Suppliers	363,066	391,519	364,529	366,510	392,219	-6.6%	0.5%
Taxes and social contributions	273,962	253,317	315,510	249,460	311,085	-19.8%	-20.9%
Interest on own capital	277,421	83,562	195,478	252,362	277,421	-9.0%	29.1%
Accrued payroll costs	130,583	99,096	110,765	146,119	134,218	8.9%	31.9%
Pension plan and other post-retirement benefits	78,310	93,328	75,071	42,286	133,635	-68.4%	-43.7%
Account for compensation of "Portion A"	144,988	242,213	187,253	143,436	110,498	29.8%	-23.4%
Regulatory charges	-	-	-	46,476	-	-	-
Customers charges due	34,309	35,748	38,123	32,722	51,705	-36.7%	-14.2%
Electric efficiency and development research	165,195	176,001	180,465	185,280	174,316	6.3%	2.7%
Other	72,150	102,942	94,765	85,465	67,766	26.1%	-9.8%

	1,777,451	1,750,257	1,792,952	1,814,627	2,581,370	-29.7%	1.2%

NON-CURRENT
Long-Term Liabilities
Loans and financing	839,852	819,294	829,782	835,268	604,306	38.2%	0.7%
Debentures	998,763	999,009	1,002,510	1,002,674	1,129,230	-11.2%	0.0%
Provision for contingencies	216,931	203,410	390,993	514,270	222,473	131.2%	31.5%
Suppliers	176,518	181,605	185,492	190,394	234,212	-18.7%	2.6%
Taxes and social contributions	21,229	20,467	25,705	32,092	24,083	33.3%	24.8%
Pension plan and other post-retirement benefits	553,102	449,710	461,593	454,411	495,759	-8.3%	-1.6%
Account for compensation of "Portion A"	38,589	10,726	16,780	22,330	52,053	-57.1%	33.1%
Other regulatory liabilities	-	-	8,895	18,935	-	-	112.9%
Other	8,961	32,320	26,480	6,720	8,961	-25.0%	-74.6%

	2,853,945	2,716,541	2,948,230	3,077,094	2,771,077	11.0%	4.4%

Income (Losses) from Future Periods	-	-	592	592	-	-	0.0%

	2,853,945	2,716,541	2,948,822	3,077,686	2,771,077	11.1%	4.4%

MINORITY INTEREST	210,590	219,690	232,956	231,527	205,906	12.4%	-0.6%

SHAREHOLDERS' EQUITY
Capital stock	3,875,000	4,460,000	4,460,000	4,460,000	3,875,000	15.1%	0.0%
Capital reserves	817,293	817,293	817,293	838,340	817,293	2.6%	2.6%
Income reserves	1,966,939	1,623,579	1,758,345	1,937,837	1,683,977	15.1%	10.2%

	6,659,232	6,900,872	7,035,638	7,236,177	6,376,270	13.5%	2.9%

TOTAL	11,501,218	11,587,360	12,010,368	12,360,017	11,934,623	3.6%	2.9%

QUARTERLY FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

								Var.

	1Q2007	2Q2007	3Q2007	4Q2007	4Q2006	12/31/2007	12/31/2006	2007/2006	4Q07/3Q07

OPERATING REVENUES
Electricity sales to final customers	1,397,291	1,442,680	1,443,063	(1,535,354)	(1,542,972)	2,747,680	2,558,481	7.4%	-206.4%
Electricity sales to distributors	299,893	387,226	352,869	327,607	355,078	1,367,595	1,290,976	5.9%	-7.2%
Use of transmission grid	81,755	55,591	75,834	3,103,783	3,002,373	3,316,963	3,225,414	2.8%	3992.9%
Telecom revenues	15,106	14,724	16,754	17,309	19,042	63,893	58,054	10.1%	3.3%
Piped gas distribution	57,589	61,584	65,408	59,499	62,132	244,080	227,081	7.5%	-9.0%
Other revenues	16,192	16,674	76,602	70,415	15,359	179,883	61,320	193.4%	-8.1%
	1,867,826	1,978,479	2,030,530	2,043,259	1,911,012	7,920,094	7,421,326	6.7%	0.6%

DEDUCTIONS FROM OPERATING REVENUES	(621,421)	(650,720)	(616,486)	(609,341)	(649,446)	(2,497,968)	(2,532,711)	-1.4%	-1.2%

NET OPERATING REVENUES	1,246,405	1,327,759	1,414,044	1,433,918	1,261,566	5,422,126	4,888,615	10.9%	1.4%

OPERATING EXPENSES
Eletricity purchased for resale	(279,879)	(377,817)	(383,899)	(387,822)	(377,458)	(1,429,417)	(1,439,744)	-0.7%	1.0%
Charges for the use of transmission grid	(130,676)	(172,311)	(113,048)	(98,415)	(125,634)	(514,450)	(534,780)	-3.8%	-12.9%
Payroll	(130,055)	(144,422)	(136,244)	(238,996)	(235,608)	(649,717)	(641,885)	1.2%	75.4%
Pension plan	(22,713)	33,891	(18,608)	21,281	(19,239)	13,851	(73,010)	-119.0%	-214.4%
Material	(17,263)	(15,912)	(14,006)	(16,037)	(18,419)	(63,218)	(67,858)	-6.8%	14.5%
Raw material and supplies for generation of electricity	(3,258)	(3,142)	23,128	(7,774)	(4,112)	8,954	280,579	-96.8%	-133.6%
Natural gas and supplies for the gas business	(27,508)	(38,910)	(35,815)	(30,493)	(63,282)	(132,726)	(177,702)	-25.3%	-14.9%
Third-party services	(49,258)	(57,218)	(58,386)	(76,080)	(62,599)	(240,942)	(226,779)	6.2%	30.3%
Depreciation and amortization	(104,460)	(105,379)	(106,496)	(105,714)	(97,537)	(422,049)	(372,395)	13.3%	-0.7%
Provisions and reversals	14,349	(14,853)	(207,117)	(34,814)	186,266	(242,435)	80,668	-400.5%	-83.2%
Expenses recoverable	10,069	13,841	11,628	17,658	9,676	53,196	42,644	24.7%	51.9%
Other	(39,360)	(51,831)	(40,417)	(64,285)	(43,462)	(195,893)	(154,960)	26.4%	59.1%
				-
	(780,012)	(934,063)	(1,079,280)	(1,021,491)	(851,408)	(3,814,846)	(3,285,222)	16.1%	-5.4%

RESULT OF OPERATIONS	466,393	393,696	334,764	412,427	410,158	1,607,280	1,603,393	0.2%	23.2%

FINANCIAL INCOME (EXPENSES)
Financial income	86,736	73,714	105,895	129,672	124,313	396,017	729,203	-45.7%	22.5%
Financial expenses	(118,721)	(65,871)	(96,516)	(94,666)	(158,556)	(375,774)	(489,186)	-23.2%	-1.9%
	(31,985)	7,843	9,379	35,006	(34,243)	20,243	240,017	-91.6%	273.2%

EQUITY INVESTMENT	4,170	1,457	6,265	(10,291)	(7,393)	1,601	(6,187)	-125.9%	-264.3%

OPERATING INCOME (EXPENSES)	438,578	402,996	350,408	437,142	368,522	1,629,124	1,837,223	-11.3%	24.8%

NON-OPERATING INCOME (EXPENSES)	(2,530)	(31,937)	(3,662)	7,020	23,212	(31,109)	(22,977)	35.4%	-291.7%

INCOME (LOSS) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	436,048	371,059	346,746	444,162	391,734	1,598,015	1,814,246	-11.9%	28.1%

INCOME TAX AND SOCIAL CONTRIBUTION	(151,043)	(120,320)	(63,922)	(125,030)	(73,788)	(460,315)	(557,678)	-17.5%	95.6%

NET INCOME (LOSS) BEFORE MINORITY INTEREST	285,005	250,739	282,824	319,132	317,946	1,137,700	1,256,568	-9.5%	12.8%

MINORITY INTEREST	(2,043)	(9,099)	(13,058)	(6,890)	(7,765)	(31,090)	(13,888)	123.9%	-47.2%

NET INCOME (LOSS)	282,962	241,640	269,766	312,242	310,181	1,106,610	1,242,680	-10.9%	15.7%

NET INCOME PER LOT OF ONE
THOUSAND SHARES AND PER SHARE	1.0340	0.8830	0.9858	1.1410	1.1335	4.0438	4.5410	-10.9%	15.7%

EBITDA	570,853	499,075	441,260	518,141	507,695	2,029,329	1,975,788	2.7%	17.4%

8. FINANCIAL STATEMENTS - SUBSIDIARIES

SUMMARIZED FINANCIAL STATEMENTS
As of December, 31, 2007
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GET - Consolidated		TRA		DIS		TEL		PAR - Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

CURRENT
Cash in hand	873,711	557,355	-	59,698	314,549	132,854	7,204	237	289,221	169,158
Customers and distributors, net	201,857	149,041	-	48,757	833,179	731,734	-	-	29,770	76,939
Third-parties services	780	620	-	116	17	45	10,850	15,465	-	-
Dividends receivable	-		-	-	-	-	-	-	2,767	1,975
Services in progress	7,448	4,028	-	3,457	43,895	12,322	-	-	-	231
CRC transferred to State of Paraná	-	-	-	-	40,509	35,205	-	-	-	-
Taxes and social contributions paid in advance	13,946	18,813	-	3,515	167,393	186,679	1,475	2,860	5,900	4,453
Account for compensation of "Portion A"	-	-	-	-	67,614	90,048	-	-	-	-
Other regulatory assets	-	-	-	-	17,186	3,408	-	-	-	-
Bonds and linked deposits	60,447	22,688	-	2,754	24,244	33,714	-	-	57,664	9,409
Other	16,537	7,830	-	3,033	30,336	26,603	571	625	21,154	9,368
Material and supplies	4,539	138	-	9,870	44,673	32,333	2,468	8,560	515	543
	1,179,265	760,513	-	131,200	1,583,595	1,284,945	22,568	27,747	406,991	272,076
NON-CURRENT
Long-term assets
Customers and distributors	6,527	27,109	-	-	127,121	81,048	-	-	21,239	18,901
Third-parties services	-	-	-	-	-	-	7,251	9,586	-	-
CRC transferred to State Government	-	-	-	-	1,209,853	1,158,898	-	-	-	-
Taxes and social contributions paid in advance	79,761	47,861	-	38,742	231,980	213,232	10,360	-	14,614	12,006
Account for compensation of "Portion A"	-	-	-	-	25,478	12,273	-	-	-	-
Other regulatory assets	-	-	-	-	5,729	-	-	-	-	-
Bonds and linked deposits	-	-	-	5,140	22,423	19,490	-	-	-	-
Judicial Deposits	27,368	8,124	-	16,937	58,186	67,297	369	100	687	561
Investees, subsidiaries, and parent company	-	368,622	-	-	-	-	-	-	-	-
Other	949	4,354	-	56	5,681	5,546	-	-	1,820	1,953
	114,605	456,070	-	60,875	1,686,451	1,557,784	17,980	9,686	38,360	33,421

Investments	8,610	4,150	-	2,257	2,428	419	-	-	208,833	218,465
Property, plant and equipment	3,503,318	2,862,926	-	1,195,446	1,870,602	1,157,613	186,175	183,518	1,272,284	1,312,183
Intangible assets	10,615	853	-	24,366	26,954	13,418	1,698	1,748	73,318	76,413
Deferred	-	-	-	-	-	-	-	-	5,227	23,204
	3,637,148	3,323,999	-	1,282,944	3,586,435	2,729,234	205,853	194,952	1,598,022	1,663,686

TOTAL	4,816,413	4,084,512	-	1,414,144	5,170,030	4,014,179	228,421	222,699	2,005,013	1,935,762

GET: Geração e Transmissão, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações

LIABILITIES AND SHAREHOLDERS' EQUITY	GET - Consolidated		TRA		DIS		TEL		PAR - Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

CURRENT
Loans and financing	57,964	52,885	-	16,047	15,771	14,802	-	-	6,328	6,418
Debentures	-	-	-	-	-	637,329	-	-	3,228	15,951
Suppliers	42,796	46,808	-	4,384	321,545	335,237	3,673	4,050	41,349	59,860
Taxes and social contributions	132,196	93,946	-	13,389	171,217	184,127	1,257	1,452	5,415	3,986
Interest on own capital	504,687	644,418	-	60,014	178,319	52,913	-	-	25,558	11,718
Accrued payroll costs	36,217	22,527	-	19,921	99,788	82,562	7,445	6,869	2,507	2,247
Pension plan and other post-retirement benefits	8,748	25,785	-	24,771	31,569	77,143	1,783	5,768	163	153
Account for compensation of "Portion A"	-	-	-	-	143,436	110,498	-	-	-	-
Other regulatory liabilities	24,711	-	-	-	21,765	-	-	-	-	-
Customers charges due	3,970	2,795	-	1,144	28,752	47,766	-	-	-	-
Electric efficiency and development research	31,320	28,019	-	10,737	149,987	133,282	-	-	3,973	2,278
Concession charges - Aneel consent	-		-	-	-	-	-	-	27,084	29,489
Other	17,856	18,105	-	1,511	50,943	25,016	497	659	968	634
	860,465	935,288	-	151,918	1,213,092	1,700,675	14,655	18,798	116,573	132,734
NON-CURRENT
Loans and financing	280,377	301,684	-	63,771	111,553	98,657	-	-	113,738	140,194
Debentures	-	-	-	-	-	-	-	-	269,314	262,550
Provision for contingencies	155,131	27,080	-	33,899	147,606	133,317	1,903	842	3,213	3,053
Intercompany receivables	-	-	-	69,217	683,052	-	-	-	34,847	511,526
Suppliers	211,633	189,983	-	-	-	62,863	-	-	-	267
Taxes and social contributions	53	-	-	-	24,818	15,126	-	-	7,221	8,957
Pension plan and other post-retirement benefits	144,084	112,284	-	100,816	290,421	262,202	18,128	18,772	1,778	1,685
Account for compensation of "Portion A"	-	-	-	-	22,330	52,053	-	-	-	-
Other regulatory liabilities	11,680	-	-	-	7,255	-	-	-	-	-
Other	6,720	8,960	-	-	5,992	-	-	-	-	1
	809,678	639,991	-	267,703	1,293,027	624,218	20,031	19,614	430,111	928,233

Income (Losses) from Future Periods	592	-	-	-	-	-	-	-	-	-

MINORITY INTEREST	1,236	-	-	-	-	-	-		231,527	205,906
SHAREHOLDERS' EQUITY
Capital stock	2,947,018	2,338,932	-	772,389	2,171,928	1,607,168	194,054	187,894	1,098,500	586,975
Capital reserves	-		-	-	-	-	701	701	-	-
Income reserves	197,424	170,301	-	222,134	491,983	82,118	-	-	128,302	81,914
Accrued (losses) income		-	-	-		-	(1,020)	(4,308)	-	-
	3,144,442	2,509,233	-	994,523	2,663,911	1,689,286	193,735	184,287	1,226,802	668,889

TOTAL	4,816,413	4,084,512	-	1,414,144	5,170,030	4,014,179	228,421	222,699	2,005,013	1,935,762

GET: Geração e Transmissão, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações

INCOME STATEMENT	GET - Consolidated		TRA		DIS		TEL		PAR - Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Operating Revenues
Electricity sales to final customers	164,935	133,822	-	-	2,582,762	5,346,082	-	-	4,099	24,127
Electricity sales to distributors	1,276,484	1,161,336	-	-	76,221	105,704	-	-	239,708	196,719
Use of transmission grid	18,122	-	387,753	429,906	3,207,601	148,452	-	-	-	-
Telecom revenues	-	-	-		-	-	92,799	88,799	-	-
Piped gas distribution	-	-	-		-	-	-	-	246,245	237,172
Leasing and rent	245	264	1,168	1,429	46,220	40,146	-	-	79,144	-
Other revenues	43,028	7,930	2,070	1,393	16,771	14,938	-	-	7,165	120
	1,502,814	1,303,352	390,991	432,728	5,929,575	5,655,322	92,799	88,799	576,361	458,138
Deductions from operating revenues	(200,774)	(184,540)	(36,660)	(48,587)	(2,179,293)	(2,215,540)	(14,148)	(12,185)	(67,093)	(71,859)

Net Operating Revenues	1,302,040	1,118,812	354,331	384,141	3,750,282	3,439,782	78,651	76,614	509,268	386,279

Operating Costs and Expenses
Eletricity purchased for resale	(59,855)	(69,324)	-	-	(1,557,785)	(1,538,928)	-	-	(36,595)	(4,275)
Charges for the use of transmission grid	(185,030)	(187,154)	-	-	(601,228)	(631,850)	-	-	(25,268)	(10,365)
Payroll	(111,744)	(101,909)	(74,606)	(85,514)	(416,529)	(410,185)	(28,716)	(27,195)	(12,718)	(12,019)
Pension plan	16,679	(10,823)	245	(9,594)	(1,646)	(48,534)	(226)	(2,806)	(1,112)	(1,180)
Material	(8,881)	(8,581)	(4,665)	(3,819)	(48,324)	(53,688)	(950)	(1,321)	(546)	(443)
Raw material and supplies for generation of elec	10,673	270,461	-	-	-	-	-	-	(7,571)	-
Natural gas and supplies for the gas business	-	-	-	-	-	-	-	-	(132,726)	(177,702)
Third-party services	(48,135)	(51,804)	(15,632)	(17,291)	(185,054)	(173,010)	(11,263)	(6,541)	(21,198)	(8,787)
Depreciation and amortization	(106,102)	(103,088)	(43,242)	(40,987)	(171,380)	(157,853)	(28,243)	(26,938)	(73,082)	(43,529)
Provisions (reversal) for contingencies	(2,209)	23,637	(5,286)	(14,397)	(33,877)	(93,337)	(3,503)	(784)	(430)	-
Concession charges - Aneel consent	-	-	-	-	-	-	-	-	(33,497)	(26,423)
Expenses recoverable	25,348	18,749	383	387	29,449	27,059	38	21	50	58
Other	(100,711)	(58,438)	(6,712)	(8,653)	(39,834)	(55,811)	(2,416)	(3,301)	(12,451)	(842)
	(569,967)	(278,274)	(149,515)	(179,868)	(3,026,208)	(3,136,137)	(75,279)	(68,865)	(357,144)	(285,507)
Result of Operations	732,073	840,538	204,816	204,273	724,074	303,645	3,372	7,749	152,124	100,772

Financial Income (expenses)
Financial income	82,110	395,132	10,649	8,428	256,390	292,835	2,088	923	30,902	17,025
Financial expenses	(51,639)	(64,867)	(4,126)	(17,708)	(148,386)	(208,656)	(473)	(2,745)	(54,356)	(51,087)
	30,471	330,265	6,523	(9,280)	108,004	84,179	1,615	(1,822)	(23,454)	(34,062)
Equity Investment	-	-	-	-	-	-	-	-	950	(6,492)

Operating Income (expenses)	762,544	1,170,803	211,339	194,993	832,078	387,824	4,987	5,927	129,620	60,218

Non-operating income (expenses)	(29,805)	(319)	(2,659)	(794)	(11,469)	(6,201)	(81)	(64)	(5)	(15,994)

Income (loss) before income tax	732,739	1,170,484	208,680	194,199	820,609	381,623	4,906	5,863	129,615	44,224

Income tax and social contribution	(182,592)	(321,734)	(61,894)	(36,869)	(246,293)	(97,723)	(3,140)	(965)	(34,956)	(22,361)
Deferred income tax and social contribution	(7,633)	1,442	6,030	10,197	7,144	779	1,522	(169)	2,538	2,183
Minority interest	(63)	-	-	-	-	-	-	-	(31,090)	(13,888)

Net income (loss)	542,451	850,192	152,816	167,527	581,460	284,679	3,288	4,729	66,107	10,158

EBITDA	838,175	943,626	248,058	245,260	895,454	461,498	31,615	34,687	225,206	144,301

GET: Geração e Transmissão, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações

2007 RESULTS
CONFERENCE CALL

Presentation by Rubens Ghilardi CEO and Mr. Paulo Roberto Trompczynski – CFO and IRO

Date:	Wednesday, March 19, 2008 (Simultaneous translation to English)
Time:	10:00 a.m. (US EST)
Telephone:	(1 - 888) 700-0802

The conference call will also be broadcast via the internet at
www.copel.com/ir

Please connect 15 minutes prior to the call.

Investor Relations - COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.